Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

October 18, 2007

UPS

Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, NE
Room 7010
Washington, DC 20549

RE:	Atlas Resources Public #17-2007 Program SEC Registration No. 333-144070

Dear Mr. Schwall:

Enclosed are the following items of sales literature to be used in connection with the above-referenced offering, which were filed supplementally by our letters dated September 21, 2007, September 27, 2007 and September 28, 2007:

(1)	a flyer entitled “Atlas Resources Public #17-2007 Program”;

(2)	an article entitled “Tax Rewards with Oil and Gas Partnerships”;

(3)	a brochure of tax scenarios entitled “How an Investment in Atlas Resources Public #17-2007 Program Can Help Achieve an Investor’s Tax Objectives”;

(4)	an article entitled “AMT - A Little History and Reducing AMT through Natural Gas Partnerships”;

(5)	a brochure entitled “Frequently Asked Questions”;

(6)	a brochure entitled “Investing in Atlas Resources Public #17-2007 Program”;

(7)	a brochure entitled “Key Tax Points”;

(8)	a brochure entitled “How Atlas Can Help Your Clients”;

(9)	a highlight sheet entitled “Atlas Resources Public #17-2007 Program”;

(10)	a direct mail card entitled “Last time to invest in 2007 ATLAS RESOURCES PUBLIC #17-2007(A) L.P. IS NOW AVAILABLE!”;

(11)	a direct mail card entitled “Last time to receive TAX BENEFITS IN 2007”;

(12)	a direct mail card entitled “Do you have clients who need TAX BENEFITS THIS YEAR?”;

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
Securities and Exchange Commission
October 18, 2007

(13)	a direct mail card entitled “Why invest in APPALACHIAN NATURAL GAS?”;

(14)	a direct mail card entitled “Isn’t now the time to BENEFIT FROM OUR EXPERIENCE?”;

(15)	a direct mail card entitled “Do your clients want to receive PARTIALLY SHELTERED INCOME?”;

(16)	a direct mail card entitled “Did you know our Partnerships include a LONG-TERM HEDGING STRATEGY?”;

(17)	a direct mail card entitled “Would you like to Reduce your client’s TAX LIABILITY THIS YEAR?”;

(18)	a direct mail card entitled “ATLAS RESOURCES PUBLIC #17-2007(A) L.P. is now closed!”; and

(19)	a direct mail card entitled “HAPPY HOLIDAYS and BEST WISHES for the NEW YEAR!”

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this filing.

Very truly yours, KUNZMAN & BOLLINGER, INC. Wallace W. Kunzman, Jr.
Enclosures

cc:	Ms. Carmen Moncada-Terry Mr. Jack Hollander Mr. Justin Atkinson